JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

February 12, 2019

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I – File No. 811-21295 – Post-Effective Amendment No. 576

Dear Ms. White:

This letter is in response to the comments you provided on January 31, 2019 on the registration statement for JPMorgan Trust I (PEA No. 576) (the “Trust”), filed on December 20, 2018, in order to update the investment strategy disclosure of the JPMorgan Global Allocation Fund and the JPMorgan Income Builder Fund (each a “Fund” and together, the “Funds”) to reflect that each Fund may invest in both affiliated and unaffiliated exchange-traded funds (“ETFs”) as part of each Fund’s principal investment strategy. Our responses to your comments are set forth below.

Except as otherwise noted, we will incorporate the changes referenced below into the Trust’s Registration Statements in filings made pursuant to Rule 485(b) under the Securities Act of 1933 scheduled to become effective on March 1, 2019. Capitalized terms used but not defined in this letter have the meanings given to them in the applicable Trust’s Registration Statement.

PROSPECTUS COMMENTS

Fee Table

1.

Comment: Securities lending is mentioned in footnote 2 of each Fund’s fee table. If securities lending will be a principal investment strategy of either of the Funds, please add appropriate strategy and risk disclosure throughout the prospectus.

Response: Securities lending will not be a principal investment strategy of either Fund.

What are the Fund’s main investment strategies?

2.	Comment: Each Fund states that it may invest in “market cap weighted index ETFs.” Please consider explaining this term in the disclosure.

Response: The Funds will add the below definition of a “market cap weighted index ETF” in response to your comment:

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A market-cap weighted index ETF is an exchange-traded fund that seeks to passively track, as closely as possible, an index comprised of stocks or bonds that are weighted by market capitalization or issuance outstanding, respectively.

The Fund’s Main Investment Risks

3.

Comment: Each Fund includes “Investment Company and Pooled Investment Vehicle Risk” that contains a discussion about the Adviser’s conflicts of interest. Please consider expanding this discussion as a stand-alone risk factor.

Response: The Trust respectfully declines to make this change. The Trust believes that the disclosure of the Adviser’s conflicts of interest related to investing in other funds that the Adviser manages is appropriate in the “Investment Company and Pooled Investment Vehicle Risk” risk disclosure. Additionally, the “More About the Funds – Conflicts of Interest” section of the prospectus describes other conflicts that the Adviser and its affiliates may face.

More About The Funds

4.

Comment: The investment strategy disclosure in the “More About the Funds – Systematic Alpha Fund” section states that the JPMorgan Systematic Alpha Fund may engage in securities lending. Does this disclosure apply to the Funds? If it is a principal investment strategy for any of the Funds, please include appropriate disclosure in the applicable Fund’s principal investment strategy section.

Response: As noted above, securities lending is not a principal investment strategy of either Fund. The prospectus has been revised to indicate that securities lending is an additional investment strategy of the JPMorgan Global Allocation Fund and the JPMorgan Systematic Alpha Fund. Securities lending is not an additional investment strategy for the JPMorgan Income Builder Fund.

5.

Comment: Please revise the “More About the Funds – Main Risks for All the Funds” section so that the risk disclosures are consistent with each Fund’s principal and additional risks and more easily readable.

Response: The “More About the Funds – Main Risks for All the Funds” section has been revised to ensure that the risk disclosure is consistent throughout the prospectus and more clearly indicates which risk disclosure applies to each Fund.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary E. Vonnegut-Gabovitch
Zachary E. Vonnegut-Gabovitch
Assistant Secretary

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